FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2012

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

2012 FIRST HALF YEAR RESULTS

CONSISTENT PERFORMANCE SUSTAINED DESPITE CHALLENGING MARKETS

First half highlights

·	Turnover up 11.5% at €25.4 billion with a positive impact from foreign exchange of 1.9% and acquisitions net of disposals of 2.2%.

·	First half underlying sales growth 7.0% comprising volume growth of 2.8% and price growth of 4.1%. Second quarter underlying sales growth of 5.8%.

·	Emerging markets underlying sales growth up 11.4% in the first half; up 11.0% in the second quarter.

·	Core operating margin flat; increased advertising and promotions investment behind our brands.

·	Core earnings per share up 6% at €0.76; free cash flow at €1.5 billion.

Paul Polman: Chief Executive Officer statement

"Solid and consistent first half results provide further evidence that we are making progress in the transformation of Unilever to a sustainable growth company.

Despite deteriorating global economic conditions and a competitive environment which remains intense, we again delivered volume growth ahead of our markets and gained value share across the majority of our business. Our performance reflects continued investment in innovation, brand-building and people, whilst keeping discipline on both costs and execution.

The Unilever Sustainable Living Plan is increasingly bearing fruit by accelerating innovation and helping us build stronger relationships with consumers, customers and communities, energising our people and reducing costs. It lies at the heart of our strategy to double the size of the business whilst reducing our overall environmental footprint.

We continue to prepare the ground for future growth. The first half saw the completion of the acquisition of Concern Kalina, Russia's leading local personal care business, Tresemmé made excellent progress in Brazil and we launched Magnum in the Philippines, all evidence that we are further strengthening our position as the emerging markets consumer goods company. We are also investing in developed markets: during the first half we successfully launched Clear in the United States and Axe Hair in Europe.

Looking forward we expect continued volatility, especially in commodity costs and economic conditions. We remain focused on profitable volume growth ahead of our markets, steady and sustainable core operating margin improvement and strong cash flow, driven by increased capital discipline. For 2012 we remain on track to deliver a modest improvement in core operating margin."

Key Financials (unaudited) Current Rates	First Half 2012
Underlying Sales Growth (*)	7.0%
Turnover	€25.4bn	+11.5%
Operating Profit	€3.4bn	+4%
Net Profit	€2.4bn	+1%
Core earnings per share (*)	€0.76	+6%
Diluted earnings per share	€0.75	-3%
Quarterly dividend payable in September 2012 €0.243 per share

 (*) Underlying sales growth and core earnings per share are non-GAAP measures see note 2 on page 12.                26 July 2012

OPERATIONAL REVIEW: CATEGORIES

	Second Quarter 2012				First Half 2012
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in core operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever Total	13.3	5.8	2.2	3.5	25.4	7.0	2.8	4.1	0
Personal Care	4.5	10.4	7.2	3.0	8.7	10.4	6.7	3.5	(140)
Foods	3.6	0.6	(2.4)	3.1	7.1	3.2	(1.0)	4.2	50
Home Care	2.2	9.6	5.9	3.5	4.4	9.8	5.3	4.3	50
Refreshment	3.1	3.2	(1.4)	4.7	5.2	4.9	0.3	4.5	70

The first half results reflect a strong performance in markets that remain challenging. Consumer confidence remains fragile and the competitive environment intense. The value growth of our markets is driven largely by pricing and reflects the combination of strong growth in emerging markets and sluggish growth in the developed markets where volume growth continues to be negative.

In this context, all of our Categories grew, driven by strong innovations and the roll-out of our brands into new markets. As expected, second quarter growth was lower than the first quarter which benefited from the extra leap year day and Easter falling earlier than in 2011. Emerging markets continued to deliver double digit underlying sales growth, reaching 11.4% over the first half year. Dove continues to grow strongly, with annual turnover now in excess of €3 billion whilst Magnum is well on track to become a €1 billion brand.

Higher commodity costs were partially offset by increased prices and our disciplined savings programmes. Gross margins declined by 40bps, albeit on an improving trend, to 39.7% at constant exchange rates. We continued to invest strongly behind our brands and the level of advertising and promotions increased by 10bps. Tight control over overhead costs led to a reduction of 50bps, including a reduction of 20bps in business restructuring. Core operating margin was therefore flat at 13.7% in the first half.

Personal Care
Hair delivered strong double digit growth driven by Dove, with the continuing success of Dove Damage Therapy, and Clear, benefiting from the continuing success of its relaunch as a premium scalp expert. The expansion of our brands into new markets is also contributing strongly, with the launch of Clear in the United States, Tresemmé in Brazil, Dove Hair in the Philippines, and the introduction of Axe Hair in Europe.

Skin cleansing delivered strong growth ahead of our markets, with Dove, Lux and Lifebuoy all performing well. Dove benefited from the continuing success of Nutrium Moisture shower gels and the Dove Men+Care range, which was recently extended to Brazil. Dove bars were launched in Indonesia and Lifebuoy Clini-Care 10 has made an excellent start in India. In skin care, the launch of Simple in the United States is making good progress and Vaseline maintained strong momentum, underpinned by the success of the Total Moisture range. Concern Kalina in Russia is performing well.

Deodorants growth reflected a good performance from Dove on the back of successful innovations and consistent advertising and a good performance from Axe Anarchy. Oral care growth was mid-single digit, reflecting in-market activities which are weighted to the second half. In the second quarter our new Expert Protection range was launched under the Signal brand in France and under the Pepsodent brand in India.

Core operating margin was down 140bps, primarily due to lower gross margins and the phasing of marketing investments.

Foods
Savoury growth was underpinned by strong performances in Knorr cooking products and soups. Knorr jelly bouillon continued to grow as we supported the latest innovation, gravy, and through successful market development programmes such as the "Steak Challenge" initiative in Latin America. Knorr baking bags also delivered good growth and are now available in 40 countries. Our Food Solutions business, which serves professional chefs, is helping drive savoury growth by working with our customers to create healthy menus and through the "wise up on waste" initiatives, working with chefs to reduce energy consumption and food wastage.

In spreads we have increased prices to keep pace with significant commodity cost inflation and this impacted volumes in the second quarter. We delivered positive growth in the first half and we continued to innovate with the successful Latta aerated product now launched in the Netherlands. Liquid margarines continued to do well in Europe. Dressings delivered another quarter of growth, reflecting a strong performance by Hellmann's in Latin America driven by the 'Inspire' campaign to encourage new uses of mayonnaise.

Core operating margin was up 50bps, reflecting lower gross margin more than compensated by lower overheads.

Home Care
Laundry grew ahead of our markets, reflecting the success of our innovations and the actions taken to improve the product performance. Omo has been re-formulated to deliver faster stain removal and is already available in nine countries. Comfort Anti-Bacterial has been launched in Indonesia and Vietnam.

Household care growth reflected the strong performance of Sunlight hand dishwash. Sunlight was relaunched with an improved degreasing formulation in Vietnam, Indonesia and Malaysia. Domestos was launched in the Gulf, including Saudi Arabia. Cif was launched in Mexico and was extended to affordable pouches in Indonesia.

Core operating margin was up 50bps, primarily due to lower overheads.

Refreshment
Ice cream performed well in the quarter despite the adverse weather conditions in northern Europe and the high prior year comparator. This reflects good progress in expanding our global footprint. Magnum delivered high single-digit growth, building on the successful launch in the United States with the introduction of Magnum Minis, and with the recent launch of Magnum in the Philippines and Thailand. Cornetto also grew strongly on the back of the Angels & Devils innovation and a successful digital campaign in China. Ben & Jerry's opened its first premium ice cream shop in Japan.

Beverages saw a strong performance in Africa and the Middle East, improved performance in Russia driven by the Lipton re-launch and a good initial response to the launch of Lipton Tea & Honey powdered ready-to-drink tea sachets in the United States.

The 70bps improvement in core operating margin was driven by lower overheads.

OPERATIONAL REVIEW: GEOGRAPHIES

	Second Quarter 2012				First Half 2012
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in core operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever Total	13.3	5.8	2.2	3.5	25.4	7.0	2.8	4.1	0
Asia/AMET/RUB	5.2	10.7	5.8	4.7	10.0	11.0	5.4	5.3	80
The Americas	4.4	7.5	2.7	4.7	8.5	7.7	2.0	5.6	(30)
Europe	3.7	(2.2)	(2.7)	0.5	6.9	1.1	0.3	0.7	(80)

Asia/AMET/RUB
The second quarter saw another strong performance with a fourth consecutive quarter of double digit growth. This growth, ahead of our markets, reflected a good balance between price and volume and was driven by strong performances in India, Turkey, Indonesia and Vietnam. Growth rates in Russia continued to improve with a strong contribution from the recently acquired Concern Kalina business. Thailand is recovering well after the floods late in 2011 and the business is back to healthy growth rates. The regional SAP platform was successfully implemented in Central Africa during the quarter.

Core operating margin was up 80bps, benefiting from higher prices and lower overheads.

The Americas
North America grew at 3.3% in the quarter and 4.1% in the half year, driven by increased price. Volumes were slightly negative with positive growth in Personal Care more than offset by declines in Foods, most notably spreads.

Latin America growth in the quarter accelerated to 12.2%, achieving 11.6% in the half year, with a good balance between volume and price. Brazil, Argentina and Colombia all performed well. The integration of the newly acquired laundry business in Colombia is progressing to plan.

Core operating margin, down 30bps, was driven by the increase in advertising and promotions expenditure.

Europe
Growth in the first half of 1.1% with stable volume is a creditable performance given continued sluggish economies and fragile consumer confidence. Whilst volumes in the quarter were negative, this was no surprise given the high prior year comparator and the impact of the poor summer weather in northern Europe on the ice cream business. Taking the first half overall, we grew volumes ahead of our markets and gained value share. We saw continuing good performances in France and the UK.

Core operating margin was down 80bps, mainly due to the impact of higher commodity costs.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS - FIRST HALF 2012

Finance costs and tax

The cost of financing net borrowings in the first half 2012 was €201 million versus €195 million in 2011.  Whilst the average level of net debt increased, interest rate movements were favourable: the average interest rate on borrowings was 3.7% and the average return on cash deposits was 3.4%. Pensions financing was a debit of €5 million compared with a credit of €30 million in the prior year.

The effective tax rate was 26.1%, the same as 2011. Our longer-term expectation for the tax rate remains around 26%.

Joint ventures, associates and other income from non-current investments

Net profit from joint ventures and associates, together with other income from non-current investments contributed €49 million compared to €87 million in 2011. The income from joint ventures and associates was broadly stable. Income from non-current investments fell, mainly due to the impairment of warrants associated with the disposal of the US laundry business in the current year versus a prior year positive fair value adjustment for warrants associated with the disposal of Johnson Diversey.

Earnings per share

Core earnings per share for the first half was up 6% at €0.76, driven by the improvement in core operating profit, partially offset by higher minority interests. This measure excludes the impact of business disposals, acquisition and disposal related costs, impairments and other one-off items.

Fully diluted earnings per share for the first half was down 3% at €0.75. Higher core operating profit and positive currency were offset by lower profits from business disposals and lower one-off items, principally the pension credit in the prior year.

Restructuring and disposals

Business restructuring spend in the first half was 90bps of turnover, 20bps lower than the same period in 2011. We continue to expect full year business restructuring, expressed as a percentage of turnover, to be at a similar level to 2011. This reflects our determination to make the business fit to compete in the current environment and excludes the restructuring associated with acquisitions and disposals.

Acquisitions-related one-off costs and restructuring amounted to €48 million, significantly lower than the €101 million in 2011 and mainly relating to the integration of Alberto Culver. Business disposals contributed €10 million, lower than the €144 million in 2011 which reflected the disposal of our Brazilian tomatoes business.

Free cash flow and net debt

Free cash flow was €1.5 billion, up from €0.8 billion in 2011. This is mainly due to improved trade working capital performance. Trade working capital as a percentage of sales has now been negative for eleven consecutive quarters.

Closing net debt at €9.2 billion was up from €8.8 billion as at 31 December 2011. The outflow from dividends, acquisitions and the negative impact of foreign exchange rates on net debt together exceeded free cash flow.

Closing cash and cash equivalents was €4.1 billion, up from €3.5 billion as at 31 December 2011. This largely reflects a cautious approach in the context of the ongoing volatility in financial markets.

Pensions

The net pensions deficit was €4.1 billion at the end of June 2012 versus €3.2 billion at the end of 2011. This is mainly due to an increase in liabilities resulting from the decrease in discount rates over the period. Cash expenditure on pensions was €305 million and is still expected to be around €700 million in 2012.

Principal risk factors

On pages 28 to 32 of our 2011 Report and Accounts we set out our assessment of the principal risk issues that would face the business through 2012 under the headings: consumer preference; competition; portfolio management; sustainability; customer relationships; people; supply chain; systems and information; business transformation; external economic and political risks, and natural disasters; financial; ethical and legal, regulatory and other risks. In our view, the nature and potential impact of such risks remain essentially unchanged as regards our performance over the second half of 2012.

Other information

This document represents Unilever's half-yearly report for the purposes of the Disclosure and Transparency Rules (DTR) issued by the UK Financial Services Authority (DTR 4.2) and the Dutch Act on Financial Supervision, section 5:25d (8)/(9) (Half-yearly financial reports). In this context: (i) the condensed set of financial statements can be found on pages 7 to 17; (ii) pages 2 to 6 comprise the interim management report; and (iii) the Directors' responsibility statement can be found on page 18. No material related parties transactions have taken place in the first six months of the year.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are; Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; finding sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and national disasters; the sovereign debt crisis in Europe; financial risks; and failure to meet high product safety and ethical standards; managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2011 and the Annual Report and Accounts 2011. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
ENQUIRIES

Media: Media Relations Team	Investors: Investor Relations Team
UK +44 20 7822 6719 trevor.gorin@unilever.com	+44 20 7822 6830 investor.relations@unilever.com
NL +31 10 217 4844 flip.dotsch@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

The web cast can also be viewed from the Unilever Investor Relations app which you can download from:
http://itunes.apple.com/us/app/unilever-investor-centre-app/id483403509?mt=8&ign-mpt=uo%3D4

INCOME STATEMENT
(unaudited)

€ million	First Half
	2012	2011	Increase/ (Decrease)
			Current rates	Constant rates

Turnover	25,398	22,788	11.5%	9.3%

Operating profit	3,429	3,308	4%	2%
After (charging)/crediting non-core items	(38)	194

Net finance costs	(206)	(165)
Finance income	82	42
Finance costs	(283)	(237)
Pensions and similar obligations	(5)	30

Share of net profit/(loss) of joint ventures and associates	60	64
Other income/(loss) from non-current investments	(11)	23

Profit before taxation	3,272	3,230	1%	0%

Taxation	(837)	(825)

Net profit	2,435	2,405	1%	0%
Attributable to:
Non-controlling interests	254	170
Shareholders' equity	2,181	2,235	(2)%	(4)%

Combined earnings per share
Basic earnings per share (euros)	0.77	0.79	(3)%	(4)%
Diluted earnings per share (euros)	0.75	0.77	(3)%	(4)%

STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

€ million	First Half
	2012	2011
Net profit	2,435	2,405

Other comprehensive income
Fair value gains/(losses) on financial instruments net of tax	(69)	(57)
Actuarial gains/(losses) on pension schemes net of tax	(722)	95
Currency retranslation gains/(losses) net of tax	(204)	(270)
Total comprehensive income	1,440	2,173

Attributable to:
Non-controlling interests	242	132
Shareholders' equity	1,198	2,041

STATEMENT OF CHANGES IN EQUITY
(unaudited)

€ million	First Half
	2012	2011
Equity at 1 January	14,921	15,078
Total comprehensive income for the period	1,440	2,173
Dividends on ordinary capital	(1,323)	(1,221)
Movement in treasury stock	31	(43)
Share-based payment credit	66	66
Dividends paid to non-controlling interests	(99)	(93)
Currency retranslation gains/(losses) net of tax	1	(10)
Other movements in equity	(89)	(94)
Equity at the end of the period	14,948	15,856

BALANCE SHEET
(unaudited)

€ million	As at 30 June 2012	As at 31 December 2011	As at 30 June 2011

Non-current assets
Goodwill	15,012	14,896	14,133
Intangible assets	7,249	7,017	6,124
Property, plant and equipment	9,113	8,774	8,018
Pension asset for funded schemes in surplus	599	1,003	1,130
Deferred tax assets	366	421	235
Financial assets	574	478	493
Other non-current assets	562	632	548
	33,475	33,221	30,681

Current assets
Inventories	5,003	4,601	4,633
Trade and other current receivables	5,462	4,513	5,421
Current tax assets	702	219	231
Cash and cash equivalents	4,097	3,484	2,332
Other financial assets	564	1,453	568
Non-current assets held for sale	143	21	169
	15,971	14,291	13,354

Total assets	49,446	47,512	44,035

Current liabilities
Financial liabilities	6,564	5,840	3,153
Trade payables and other current liabilities	11,977	10,971	10,849
Current tax liabilities	1,474	725	650
Provisions	352	393	395
Liabilities associated with assets held for sale	-	-	32
	20,367	17,929	15,079

Non-current liabilities
Financial liabilities	7,248	7,878	7,852
Non-current tax liabilities	188	258	200
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	2,685	2,295	932
Unfunded schemes	1,981	1,911	1,746
Provisions	962	908	887
Deferred tax liabilities	725	1,125	1,219
Other non-current liabilities	342	287	264
	14,131	14,662	13,100

Total liabilities	34,498	32,591	28,179

Equity
Shareholders' equity	14,234	14,293	15,275
Non-controlling interests	714	628	581
Total equity	14,948	14,921	15,856

Total liabilities and equity	49,446	47,512	44,035

CASH FLOW STATEMENT
(unaudited)

€ million	First Half
	2012	2011

Net profit	2,435	2,405
Taxation	837	825
Share of net profit of joint ventures/associates and other income
from non-current investments	(49)	(87)
Net finance costs	206	165
Operating profit	3,429	3,308

Depreciation, amortisation and impairment	582	505
Changes in working capital	(488)	(1,191)
Pensions and similar obligations less payments	(163)	(240)
Provisions less payments	38	97
Elimination of (profits)/losses on disposals	(128)	(132)
Non-cash charge for share-based compensation	66	66
Other adjustments	4	10
Cash flow from operating activities	3,340	2,423

Income tax paid	(801)	(552)

Net cash flow from operating activities	2,539	1,871

Interest received	81	43
Net capital expenditure	(826)	(906)
Acquisitions and disposals	(94)	(1,381)
Other investing activities	996	(43)

Net cash flow (used in)/from investing activities	157	(2,287)

Dividends paid on ordinary share capital	(1,324)	(1,220)
Interest and preference dividends paid	(257)	(204)
Change in financial liabilities	(13)	1,695
Other movements on treasury stock	31	(48)
Other financing activities	(85)	(208)

Net cash flow (used in)/from financing activities	(1,648)	15

Net increase/(decrease) in cash and cash equivalents	1,048	(401)

Cash and cash equivalents at the beginning of the period	2,978	1,966

Effect of foreign exchange rate changes	(260)	161

Cash and cash equivalents at the end of the period	3,766	1,726

NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

1 ACCOUNTING INFORMATION AND POLICIES

Except for the revised policy on operating segments and the replacement of underlying operating profit with core operating profit as a non-GAAP measure (see below), the accounting policies and methods of computation are consistent with the year ended 31 December 2011 and are in compliance with IAS 34 'Interim Financial Reporting'. The condensed interim financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board.

The Group has revised its operating segments to align with the new structure under which the business is managed. Beginning 2012, operating segment information is provided based on four product areas: Personal Care, Foods, Home Care and Refreshment. Additional information is provided by geographies.

From 2012 the Group refers to core operating profit and core operating margin as non-GAAP measures. This means operating profit and operating margin, respectively, before the impact of business disposals, acquisition and disposal related costs, impairments and other one-off items, which we collectively term non-core items, on the grounds that the incidence of these items is uneven between reporting periods. The Group also refers to core earnings per share (core EPS).  In calculating core EPS, net profit attributable to shareholders' equity is adjusted to eliminate the post tax impact of non-core items.

After making appropriate enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the half year financial statements.

The condensed interim financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. The income statement on page 7, the statements of comprehensive income and changes in equity on page 8, the cash flow statement on page 10, and the free cash flow note on page 15 are translated at exchange rates current in each period. The balance sheet on page 9 and the net debt note on page 16 are translated at period-end rates of exchange.

The condensed interim financial statements attached do not constitute the full financial statements within the meaning of Section 434 of the UK Companies Act 2006. Full accounts for Unilever for the year ended 31 December 2011 have been delivered to the Registrar of Companies. The auditors' reports on these accounts were unqualified and did not contain a statement under Section 498 (2) or Section 498 (3) of the UK Companies Act 2006.

2 NON-GAAP MEASURES

In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP). We do this because we believe that these measures are useful to investors and other users of our financial statements in helping them to understand underlying business performance. Wherever we use such measures, we make clear that these are not intended as a substitute for recognised GAAP measures. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. Unilever uses 'constant rate' and 'underlying' measures primarily for internal performance analysis and targeting purposes.

The principal non-GAAP measure which we apply in our quarterly reporting is underlying sales growth (abbreviated to 'USG' or 'growth'), which we reconcile to changes in the GAAP measure turnover in notes 4 and 5. Underlying sales growth represents turnover growth at constant exchange rates, excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates, acquisitions and disposals.

Other non-GAAP measures are core operating profit, core operating margin and core EPS, as explained in note 1. Core EPS is further discussed on page 4 and in note 9. We also discuss free cash flow, which we reconcile in note 7 to the amounts in the cash flow statement, and net debt, which we reconcile in note 8 to the amounts reported in our balance sheet and cash flow statement.

3 SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

In our income statement reporting we disclose the total value of non-core items that arise within operating profit.

€ million	First Half
	2012	2011
Acquisition and disposal related costs	(48)	(101)
Gain/(loss) on disposal of group companies	10	144
Impairments and other one-off items	-	151

Non-core items before tax	(38)	194
Tax impact of non-core items	11	(30)
Non-core items after tax	(27)	164
Attributable to:
Non-controlling interests	-	-
Shareholders' equity	(27)	164

The following table shows the impact of non-core items on profit attributable to shareholders.

€ million	First Half
	2012	2011
Net profit attributable to shareholders' equity	2,181	2,235
Post tax impact of non-core items	27	(164)

Core profit attributable to shareholder's equity	2,208	2,071

4 SEGMENT INFORMATION - CATEGORIES

Second Quarter	Personal Care	Foods	Home Care	Refreshment	Total

Turnover (€ million)
2011	3,711	3,452	2,005	2,763	11,931
2012	4,455	3,563	2,180	3,056	13,254
Change (%)	20.0	3.2	8.7	10.6	11.1
Impact of:
Exchange rates (%)	3.1	3.3	(0.5)	5.4	3.1
Acquisitions (%)	5.9	0.0	1.1	1.0	2.4
Disposals (%)	(0.4)	(0.8)	(1.4)	0.6	(0.4)

Underlying sales growth (%)	10.4	0.6	9.6	3.2	5.8
Price (%)	3.0	3.1	3.5	4.7	3.5
Volume (%)	7.2	(2.4)	5.9	(1.4)	2.2

First Half	Personal Care	Foods	Home Care	Refreshment	Total

Turnover (€ million)
2011	7,236	6,834	4,018	4,700	22,788
2012	8,715	7,131	4,378	5,174	25,398
Change (%)	20.4	4.3	9.0	10.1	11.5
Impact of:
Exchange rates (%)	2.1	2.2	(0.6)	3.4	1.9
Acquisitions (%)	7.4	0.0	1.0	0.8	2.8
Disposals (%)	(0.4)	(1.1)	(1.2)	0.6	(0.5)

Underlying sales growth (%)	10.4	3.2	9.8	4.9	7.0
Price (%)	3.5	4.2	4.3	4.5	4.1
Volume (%)	6.7	(1.0)	5.3	0.3	2.8

Operating profit (€ million)
2011	1,216	1,384	215	493	3,308
2012	1,406	1,264	219	540	3,429

Core operating profit (€ million)
2011	1,302	1,176	178	458	3,114
2012	1,448	1,264	215	540	3,467

Operating margin (%)
2011	16.8	20.3	5.4	10.5	14.5
2012	16.1	17.7	5.0	10.4	13.5
Core operating margin (%)
2011	18.0	17.2	4.4	9.7	13.7
2012	16.6	17.7	4.9	10.4	13.7

5 SEGMENT INFORMATION - GEOGRAPHIES

Second Quarter	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2011	4,444	3,783	3,704	11,931
2012	5,154	4,388	3,712	13,254
Change (%)	16.0	16.0	0.2	11.1
Impact of:
Exchange rates (%)	3.1	4.9	1.0	3.1
Acquisitions (%)	1.8	3.3	2.1	2.4
Disposals (%)	(0.2)	(0.4)	(0.7)	(0.4)

Underlying sales growth (%)	10.7	7.5	(2.2)	5.8
Price (%)	4.7	4.7	0.5	3.5
Volume (%)	5.8	2.7	(2.7)	2.2

First Half	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2011	8,697	7,368	6,723	22,788
2012	9,977	8,479	6,942	25,398
Change (%)	14.7	15.1	3.3	11.5
Impact of:
Exchange rates (%)	1.7	3.2	0.6	1.9
Acquisitions (%)	1.9	4.3	2.3	2.8
Disposals (%)	(0.3)	(0.7)	(0.7)	(0.5)
Underlying sales growth (%)	11.0	7.7	1.1	7.0
Price (%)	5.3	5.6	0.7	4.1
Volume (%)	5.4	2.0	0.3	2.8
Operating profit (€ million)
2011	1,080	1,146	1,082	3,308
2012	1,337	1,115	977	3,429

Core operating profit (€ million)
2011	1,098	1,016	1,000	3,114
2012	1,341	1,148	978	3,467

Operating margin (%)
2011	12.4	15.6	16.1	14.5
2012	13.4	13.2	14.1	13.5

Core operating margin (%)
2011	12.6	13.8	14.9	13.7
2012	13.4	13.5	14.1	13.7

Additional geographical information

	First Half 2012				First Half 2011
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
Unilever Total	25,398	7.0	2.8	4.1	22,788	5.7	2.2	3.5
Developed markets	11,550	1.9	(0.1)	2.0	10,544	0.8	(0.9)	1.6
Emerging markets	13,848	11.4	5.4	5.8	12,244	10.3	4.9	5.1

	First Half 2012				First Half 2011
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
The Americas	8,479	7.7	2.0	5.6	7,368	5.3	0.3	5.0
North America	4,471	4.1	(0.5)	4.6	3,766	1.5	(1.5)	3.1
Latin America	4,008	11.6	4.7	6.6	3,602	9.7	2.4	7.1

6 TAXATION

The effective tax rate for the first half was 26.1%, the same level as 2011. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

Tax effects of components of other comprehensive income were as follows:

€ million	First Half 2012			First Half 2011
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax

Fair value gains/(losses) on financial instruments	(74)	5	(69)	(66)	9	(57)
Actuarial gains/(losses) on pension schemes	(935)	213	(722)	145	(50)	95
Currency retranslation gains/(losses)	(208)	4	(204)	(278)	8	(270)
Other comprehensive income	(1,217)	222	(995)	(199)	(33)	(232)

7 FREE CASH FLOW

€ million	First Half
	2012	2011

Cash flow from operating activities	3,340	2,423
Income tax paid	(801)	(552)
Net capital expenditure	(826)	(906)
Net interest and preference dividends paid	(176)	(161)
Free cash flow	1,537	804

8 NET DEBT

€ million	As at 30 June 2012	As at 31 December 2011	As at 30 June 2011

Total financial liabilities	(13,812)	(13,718)	(11,005)
Current financial liabilities	(6,564)	(5,840)	(3,153)
Non-current financial liabilities	(7,248)	(7,878)	(7,852)
Cash and cash equivalents as per balance sheet	4,097	3,484	2,332
Cash and cash equivalents as per cash flow statement	3,766	2,978	1,726
Add bank overdrafts deducted therein	331	506	606
Other financial assets	564	1,453	568
Net debt	(9,151)	(8,781)	(8,105)

9 COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share and core earnings per share, a number of adjustments are made to the number of shares, principally: (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust and (ii) the exercise of share options by employees.

Earnings per share for total operations for the six months were calculated as follows:

	2012	2011

Combined EPS - Basic
Net profit attributable to shareholders' equity (€ million)	2,181	2,235
Average number of combined share units (millions of units)	2,826.9	2,814.2
Combined EPS - basic (€)	0.77	0.79

Combined EPS - Diluted
Net profit attributable to shareholders' equity (€ million)	2,181	2,235
Adjusted average number of combined share units (millions of units)	2,916.8	2,906.3
Combined EPS - diluted (€)	0.75	0.77

Core EPS
Core profit attributable to shareholder's equity (see note 3) (€ million)	2,208	2,071
Adjusted average number of combined share units (millions of units)	2,916.8	2,906.3
Core EPS - diluted (€)	0.76	0.71

In calculating core earnings per share, net profit attributable to shareholders' equity is adjusted to eliminate the post tax impact of business disposals, acquisition and disposals and related costs, impairments, and other one-off items.

During the period the following movements in shares have taken place:

Millions
Number of shares at 31 December 2011 (net of treasury stock)	2,820.4
Net movements in shares under incentive schemes	9.4
Number of shares at 30 June 2012	2,829.8

10 ACQUISITIONS AND DISPOSALS

There were no material acquisitions or disposals for the period ended 30 June 2012.

11 DIVIDENDS

The Boards have declared a quarterly interim dividend for Q2 2012 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:	€ 0.2430
Per Unilever PLC ordinary share:	£ 0.1892
Per Unilever N.V. New York share:	US$ 0.2938
Per Unilever PLC American Depositary Receipt:	US$ 0.2938

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by the European Central Bank on 24 July 2012.

The quarterly dividend calendar for the remainder of 2012 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Quarterly dividend - for Q2 2012	26 July 2012	8 August 2012	10 August 2012	12 September 2012
Quarterly dividend - for Q3 2012	25 October 2012	7 November 2012	9 November 2012	12 December 2012

US dollar cheques for the quarterly interim dividend will be mailed on 11 September 2012 to holders of record at the close of business on 10 August 2012. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

12 EVENTS AFTER THE BALANCE SHEET DATE

There were no material post balance sheet events other than those mentioned elsewhere in this report.

RESPONSIBILITIES OF DIRECTORS

The Directors declare that, to the best of their knowledge:

•      this condensed set of interim financial statements, which have been prepared in accordance with IAS 34 'Interim Financial Reporting', gives a true and fair view of the assets, liabilities, financial position and profit or loss of
        Unilever; and

•      the interim management report gives a fair review of the information required pursuant to UK DTR regulations 4.2.7 and 4.2.8 and section 5:25d (8)/(9) of the Dutch Act on Financial Supervision (Wet op het financieel toezicht).

Unilever's Directors are listed in the Annual Report and Accounts for 2011.

Details of all current Directors are available on our website at www.unilever.com.

By order of the Board

Paul Polman                                                          Jean-Marc Huët
Chief Executive Officer                                       Chief Financial Officer

26 July 2012

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 26 July, 2012